U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

  Thornton   Daniel   W
   (Last)  (First)  (Middle)

  3648 Navajo Street
   (Street)

  Denver       CO      80211
   (City)    (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

  Federal Security Protection Services, Inc. (FSPS)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
###-##-####


4. Statement for Month/Year

  05/02

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

Secretary & Director


7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6.
Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially
Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned
Direct      7. Nature of
                                  Date        Code        -----------------------------     at End
(D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month
Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.
(I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)
(Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -----
--------  ---------------

Common Stock                    04/01/02     P             200,000       A    $0.05      212,500   D


                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-
6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities
and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or
(Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)
----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)
Date
1. Title of Derivative Security              ative        Day/     -------------  -------------------------
-  Exercis-xpiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)
able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  -----------
-  ----------  ----------


                                                                                      9. Number of   10.
Ownership
                                                                                         Derivative
Form of
                                                                                         Securities
Derivative
                             7. Title and Amount of Underlying                           Benefi-
Security:
                                Securities (Instr. 3 and 4)                              cially
Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at
(D) or          Indirect
                                                           Amount or      Derivative     End of
Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month
(I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)
(Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  ------
--------  ---------------


Explanation of Responses:
Changes to the amount of ownership of common stock are in part a result of a 1 for 10 reverse split effective March 25th, 2002.



        /s/ Daniel W Thornton                       May 01, 2002
---------------------------------------    --------------------------
          Daniel W Thornton                              Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).